

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2019

Logan Green
Chief Executive Officer
Lyft, Inc.
185 Berry Street, Suite 5000
San Francisco, California 94107

> **Re: Lyft, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 25, 2019**
> **CIK No. 0001759509**

Dear Mr. Green:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

The dual class structure of our Class A common stock has the effect, page 55

1.   Please disclose the percentage of outstanding shares that Class B holders must keep to continue to control the outcome of matters submitted to stockholders.

2.   Given that your Co-Founders will hold all issued and outstanding Class B common stock and this class has 20 votes per share, please clarify whether you will be a "controlled company" under Nasdaq listing rules after the offering. If so, add a risk factor discussing the scope of the controlled company exemption from corporate governance standards.

Risks Related to Ownership of Our Class A Common Stock
If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution, page 58

3.   Please disclose that future issuances of Class B common stock may be dilutive to Class A stockholders.

Management
Board Diversity, page 152

4.   Refer to your response to comment 21 in our letter dated February 1, 2019. Please clarify whether your nominating and corporate governance committee has a policy with regard to consideration of diversity in identifying director nominees. If so, describe how this policy is implemented and how the committee assesses its effectiveness. Refer to Item 407(c)(2)(vi) of Regulation S-K and, for guidance, Regulation S-K Compliance and Disclosure Interpretation 116.11.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Exclusive Forum, page 188

5.   Refer to your response to comment 2 and your disclosure that nothing in your amended and restated bylaws precludes stockholders that assert claims under the Securities Act from bringing such claims in state or federal court. Your disclosure does not appear to be consistent with the carve-out language in Article XI. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your bylaws to state that the provision does not apply to claims under the Securities Act.

        You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Anne Nguyen Parker, Assistant Director, at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure

cc: Rezwan Pavri, Esq.